DUNDEE CORPORATION REPORTS 2007 RESULTS

FOR IMMEDIATE RELEASE

Toronto, March 31, 2008 – Dundee Corporation (TSX: DC.A and DC.PR.A) is reporting its financial results as at and for the year ended December 31, 2007.  The audited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the year ended December 31, 2007 will be filed on March 31, 2008.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $64 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and Chief Executive Officer

Executive Vice President and

(416) 365-5665

Chief Financial Officer

(416) 365-5010